Ur-Energy Inc.
(a Development Stage Company)

Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Auditors’ Report
To the Shareholders of Ur-Energy Inc.

We have audited the consolidated balance sheets of Ur-Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended and for the cumulative period from March 22, 2004 to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and the cumulative period from March 22, 2004 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
March 21, 2007, except for Note 15 which is as at December 28, 2007

Comments By Auditors for U.S. Readers on Canadian – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 21, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when they are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
March 21, 2007, except for Note 15 which is as at December 28, 2007

1

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	28,727,824	824,897
Short-term investments	–	9,830,000
Amounts receivable	80,376	151,082
Prepaid exploration costs and expenses	148,243	98,700

	28,956,443	10,904,679

Bonding and other deposits (note 3)	166,151	120,098
Capital assets (note 4)	152,316	–
Mineral exploration properties (note 5)	30,652,405	26,975,063
Deferred exploration expenditures (note 5)	13,552,397	7,183,692

	44,523,269	34,278,853

	73,479,712	45,183,532

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	636,249	359,124
Current portion of New Frontiers obligation (note 7)	5,831,900	5,830,000

	6,468,149	6,189,124

New Frontiers obligation (note 7)	8,881,595	12,728,352
Future income tax liability (note 9)	2,188,000	1,455,500

	17,537,744	20,372,976

Shareholders' equity
Capital stock (note 6)	59,236,406	22,243,625
Warrants (note 6)	45,604	2,431,702
Contributed surplus (note 6)	2,678,341	1,093,086
Deficit	(6,018,383)	(957,857)

	55,941,968	24,810,556

	73,479,712	45,183,532

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) Jeffrey Klenda	Director	(signed) Paul Macdonell	Director

(2)

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statementperiodsyears of Operations and Deficit

(expressed in Canadian dollars)

			Cumulative
			from March 22,
	Year ended	Year ended	2004 to
	December 31,	December 31,	December 31,
	2006	2005	2006
	$	$	$

Expenses
Management fees	323,500	188,890	589,106
Promotion	584,931	577,022	1,275,977
Regulatory authority and transfer agent fees	96,699	23,503	124,028
Professional fees	923,875	246,114	1,203,570
General and administrative	3,576,829	823,957	4,485,632
General exploration expense	433,206	124,363	579,687
Write-off of mineral property and deferred
exploration expenditures	53,212	54,250	107,462
Amortization of capital assets	34,857	–	34,857

	(6,027,109)	(2,038,099)	(8,400,319)

Interest income	629,724	126,685	767,596
Foreign exchange gain (loss)	(177,141)	908,942	718,340

	452,583	1,035,627	1,485,936

Loss before income taxes	(5,574,526)	(1,002,472)	(6,914,383)

Recovery of future income taxes (note 9)	514,000	277,000	896,000

Net loss for the period	(5,060,526)	(725,472)	(6,018,383)

Deficit – Beginning of period	(957,857)	(232,385)	–

Deficit – End of period	(6,018,383)	(957,857)	(6,018,383)

Loss per common share:
Basic and diluted	(0.09)	(0.02)

Weighted average number of common shares
outstanding:
Basic and diluted	59,463,626	33,354,456

The accompanying notes are an integral part of these consolidated financial statements

(3)

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statementperiodsyears of Cash Flow

(expressed in Canadian dollars)

	Year ended	Year ended	Cumulative
	December 31,	December 31,	from March 22
	2006	2005	2004 to
			December 31,
			2006
	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(5,060,526)	(725,472)	(6,018,383)
Items not affecting cash –
Stock-based compensation	2,648,533	406,852	3,083,510
Amortization of capital assets	34,857	–	34,857
Write-off of mineral property and deferred
exploration expenditures	53,212	54,250	107,462
Unrealized foreign exchange gain	(178,749)	(942,892)	(1,121,641)
Recovery of future income taxes	(514,000)	(277,000)	(896,000)
Change in non-cash working capital items –
Amounts receivable	70,706	(101,924)	(80,376)
Prepaid exploration costs and expenses	(49,543)	(88,700)	(148,243)
Accounts payable and accrued liabilities	7,837	(28,259)	236,414

	(2,987,673)	(1,703,145)	(4,802,400)

Investing activities
Mineral exploration property costs	(787,529)	(7,137,529)	(8,185,848)
Deferred exploration expenditures	(5,115,343)	(3,792,336)	(9,439,964)
Purchase of short-term investments	(3,000,000)	(9,830,000)	(12,830,000)
Sale of short-term investments	12,840,000	–	12,840,000
Increase in bonding and other deposits	(46,053)	(120,098)	(166,151)
Purchase of capital assets	(187,173)	–	(187,173)

	3,703,902	(20,879,963)	(17,969,136)

Financing activities
Issuance of common shares and warrants for cash	20,351,499	15,980,687	42,173,318
Share issue costs	(288,800)	(1,672,792)	(2,207,592)
Proceeds from exercise of warrants, compensation
options and stock options	12,733,749	4,409,635	17,143,384
Payment of New Frontiers obligation	(5,609,750)	–	(5,609,750)

	27,186,698	18,717,530	51,499,360

Net change in cash and cash equivalents	27,902,927	(3,865,578)	28,727,824

Cash and cash equivalents – Beginning of period	824,897	4,690,475	–

Cash and cash equivalents – End of period	28,727,824	824,897	28,727,824

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

1	Nature of operations and going concern Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

Going concern

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several conditions cast substantial doubt on the validity of this assumption. From inception to date, the Company has incurred losses from operations, has had negative cash flow from operating activities and has invested an aggregate cash amount of $23.2 million in mineral properties and exploration. As at December 31, 2006, the Company had cash and cash equivalents totalling $28.7 million, but the Company also has a significant exploration and development program requiring ongoing investments in its uranium exploration and development properties and expenditures for seeking and evaluating additional properties. Additionally, the Company is obligated to make payments under a promissory note related to the acquisition of certain of its Wyoming, USA properties. As at December 31, 2006, the balance of the New Frontiers obligation is $14.7 million (US $12.6 million). Ultimately, the Company's ability to continue as a going concern is dependent on raising additional financing, development of its properties and the generation of profits from operations in the future.

While management has been successful in obtaining sufficient funding for its operating, capital, development and exploration requirements from the inception of the Company to date, there is, however, no assurance that additional future funding will be available to the Company, or that, when it is required, it will be available on terms which are acceptable to management.

These financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classification that would be necessary if the going concern assumption were not appropriate and such adjustments could be material.

(5)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

2	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporation Act on August 7, 2006. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming LLC, ISL Resources Corporation, ISL Wyoming Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include investments which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments include investments which have a term to maturity at the time of purchase in excess of ninety days. These investments are readily convertible into cash.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates: computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30% and field equipment at 30%.

(6)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Mineral exploration property and deferred exploration expenditures

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. The interest cost of debt directly attributable to the financing of mineral property acquisitions is capitalized during the exploration and development period. When production is attained, these costs will be amortized. If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures are written down to their estimated fair value at that time. Expenditures of a general reconnaissance nature are expensed to general exploration in the statement of operations and deficit.

Stock-based compensation

All stock-based payments made to employees and non-employees are accounted for in the financial statements. Compensation cost is measured at the grant date based on the fair value of the reward and compensation expense is recognized over the related service period. Compensation cost recorded related to contractor shares and stock options is charged to expense or is capitalized to deferred exploration expenditures when related to direct exploration activities.

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax benefits of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers. Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Expenses are translated at exchange rates in effect at the date the transaction is entered into. Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

(7)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period. The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

3	Bonding and other deposits

Bonding and other deposits include $107,832 (2005 – $120,098) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.

4	Capital assets

			December 31, 2006

		Accumulated
	Cost	amortization	Net value
	$	$	$

Computers	31,347	5,544	25,803
Software	531	175	356
Office furniture	36,806	6,346	30,460
Field vehicles	114,212	21,646	92,566
Field equipment	4,277	1,146	3,131

	187,173	34,857	152,316

(8)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

5	Mineral exploration properties and deferred exploration expenditures

		Canada			USA	Total
					Other
		Hornby		Lost Creek/	Wyoming and
	Thelon	Bay	Bugs	Lost Soldier	South Dakota	Total
	$	$	$	$	$	$
Mineral exploration properties

Balance, December 31, 2004	212,166	33,149		–	15,475	260,790
Property acquisition costs	–	62,000		22,481,018	2,169,549	24,712,567
Property staking and claim costs	13,185	50,000		152,401	827,376	1,042,962
Interest capitalized	–			981,872	88,872	1,070,744
Cancellation of Dismal Lake option	–	(112,000)		–	–	(112,000)

Balance, December 31, 2005	225,351	33,149		23,615,291	3,101,272	26,975,063
Property acquisition costs	3,543		29,000	–	1,281,396	1,313,939
Property staking and claim costs	18,446	562		62,360	315,242	396,610
Interest capitalized	–			1,773,152	160,493	1,933,645
Triex Minerals Corporation option payment	–	(25,000)		–	–	(25,000)
Energy Metals swap	–			–	91,980	91,980
Write-off of mineral property costs	(33,832)			–	–	(33,832)

Balance, December 31, 2006	213,508	8,711	29,000 25,450,803		4,950,383	30,652,405

Deferred exploration expenditures

Balance, December 31, 2004	442,447	27,151		–	2,601,020	3,070,618
Geology	329,522	62,258		934,677	420,608	1,747,065
Geophysical	782,791	352,837		37,309	–	1,172,937
Geochemistry	250,866			–	–	250,866
Permitting and environmental	–			174,890	–	174,890
Report preparation	9,629	21,055		28,894	32,683	92,261
Drilling	–			186,607	–	186,607
Sampling	–			33,874	–	33,874
Assaying	–			475	–	475
Data acquisition and related costs	–			491,152	17,197	508,349
Write-off of deferred exploration	–	(54,250)		–	–	(54,250)

Balance, December 31, 2005	1,815,255	409,051		1,887,878	3,071,508	7,183,692
Geology	395,409	11,620	4,455	1,904,086	262,290	2,577,860
Geophysical	437,335	300	28,133	31,378	–	497,146
Geochemistry	406,827	12,737		–	–	419,564
Permitting and environmental	334,078			1,098,124	128	1,432,330
Engineering hydrology	–			347,813	–	347,813
Reclamation	–			20,640	–	20,640
Project consulting	–			10,108	–	10,108
Report preparation	–			25,480	–	25,480
Drilling	240			1,006,087	–	1,006,327
Assaying	300			34,954	–	35,254
Surveying	–			–	8,334	8,334
Data acquisition and related costs	–			–	99,209	99,209
Energy Metals swap	–			–	(91,980)	(91,980)
Write-off of deferred exploration	(19,380)			–	–	(19,380)

Balance, December 31, 2006	3,370,064	433,708	32,588	6,366,548	3,349,489	13,552,397

(9)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada. As at December 31, 2006, the Company abandoned its Hanbury project in the Thelon Basin. A write-off of property costs of $33,832 and deferred exploration costs of $19,380 were recorded.

Hornby Bay

The Company's Hornby Bay projects in Nunavut, Canada include the Dismal Lake and Mountain Lake claim groups.

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc. (“Patrician”), a TSX Venture Exchange listed company that is a related company. Under the terms of the letter of intent, the Company was to earn an 80% interest in the uranium rights in Patrician’s property at Dismal Lake, Nunavut, by paying Patrician $50,000 to cover property staking costs, 400,000 common shares of the Company (with 100,000 common shares due upon signing a formal agreement, 100,000 common shares due on the first anniversary date and 200,000 common shares due on the second anniversary date) and by spending $1 million in exploration over three years. Additionally, under the terms of the agreement, Patrician was to obtain the right to potential diamond opportunities on the Company’s Dismal Lake claim groups. Patrician was to earn up to an 80% interest in the diamond potential of those claims by spending $1 million on exploration over three years. During August 2005, the Company paid $50,000 for staking cost reimbursement and provided 100,000 common shares.

The Company and Patrician agreed by mutual consent to terminate the arrangement for the Dismal Lake property. Pursuant to the terms of the February 24, 2006 cancellation agreement, as at December 31, 2005, the Company has reflected the return of 100,000 common shares and had accrued an amount receivable for $50,000 with respect to the staking reimbursement. The Company was obligated to reimburse Patrician for actual costs incurred of $37,448. All amounts were paid during the first quarter of 2006. Upon termination of the agreement, the Company recorded a write-off of deferred exploration costs for the property totalling $54,250.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and West Dismal properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and was required to spend $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex must incur a further $500,000 in exploration spending by September 30, 2007. The Company will retain a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

(10)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Bugs

The Bugs property is located in the Kivalliq region of Nunavut.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement 25,000 common shares are issuable for an additional 30% interest and on the second anniversary 50,000 common shares are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

United States, Wyoming and South Dakota

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”). Under the terms of the Dalco LOI, the Company had an option to acquire certain patented and unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”). The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in order to acquire a 25% interest in the Radon Springs Property. These common shares were issued on June 3, 2005.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”). Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US $50,000 and 50,000 common shares during November 2005. During November 2006, the Company increased its interest to 75% by providing an additional US $100,000 and 100,000 common shares. The Company has the right to acquire the remaining 25% interest, for a 100% interest, by providing an additional US $150,000 and 150,000 common shares on or before December 3, 2007, subject to Dalco retaining a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property. The Company has the exclusive right to manage and operate the Radon Springs Property and is responsible for 100% of the exploration and development expenditures on the project.

On March 6, 2005, the Company entered into a letter of intent with New Frontiers Uranium LLC, a Colorado limited liability corporation (the “New Frontiers LOI”). Under the terms of the New Frontiers LOI, the Company was entitled to acquire certain Wyoming USA properties, subject to satisfactory completion of due diligence within 90 days after March 11, 2005. The Company completed due diligence requirements during June of 2005 and entered into definitive agreements effective June 30, 2005 (the “New Frontiers Agreements”).

(11)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

On June 30, 2005, under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US $20,000,000) (see note 7). The Company has capitalized a total of $3,004,389 of interest cost related to the New Frontiers obligation to the cost of the acquired properties. Interest capitalized during the year ended December 31, 2006 was $1,933,645 (2005 –$1,070,744).

On August 26, 2005, the Company entered into a data purchase agreement related to its Lost Soldier property. The data acquired consisted of historic drill hole geophysical logs, lithology logs, drill hole maps and geologic cross sections. Total consideration paid for these geologic data was $475,960 (US $400,000). Under the terms of the data purchase agreement, the Company provided the seller a 1% royalty on future uranium and associated minerals produced from the related properties.

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ unpatented mining claims known as the TD group in Albany County, Wyoming. Energy Metals received the Company’s unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties. The fair value of these properties is not reliably determinable; therefore, the accumulated historic costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received. Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement related to the Bootheel project area. The Company paid $99,209 (US $90,000) related to the acquisition of this data. The data acquired relates to historic drill hole geophysical logs, lithologic logs, drill hole maps and geologic cross sections. Under the terms of the agreement, the Company will provide the seller with a 1% royalty on future uranium and associated minerals produced from the property.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company. Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.

(12)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

6	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance. No Class A preference shares have been issued.

Issued

	Common Shares	Amount	Warrants	Amount
	#	$	#	$
Common shares and warrants issued for
cash, net of issue costs	18,844,500	4,059,124	11,966,000	1,242,323
Common shares and warrants issued for
finders’ fees	305,000	30,500	205,000	5,535
Common shares and warrants issued for
acquisition of ISL Resources
Corporation	4,350,000	1,522,500	500,000	75,000
Common shares issued for services	144,444	45,486	–	–
Tax effect of flow-through shares	–	(615,000)	–	–

Balance, December 31, 2004	23,643,944	5,042,610	12,671,000	1,322,858

Common shares and warrants issued for
cash, net of issue costs	14,705,208	11,799,277	6,020,208	1,685,658
Exercise of warrants	6,609,150	4,595,478	(6,609,150)	(706,497)
Exercise of compensation options	1,040,263	606,795	1,008,502	129,683
Common shares issued for properties	75,000	75,500	–	–
Common shares issued for data acquired	22,000	13,640	–	–
Common shares issued for services	1,108,475	425,325	–	–
Tax effect of flow-through shares	–	(315,000)	–	–

Balance, December 31, 2005	47,204,040	22,243,625	13,090,560	2,431,702

Common shares issued for cash, net of
issue costs	9,204,727	20,062,699	–	–
Exercise of warrants	13,483,134	13,701,383	(13,483,134)	(2,546,458)
Expired warrants	–	–	(32,800)	(4,350)
Exercise of compensation options	1,337,904	1,975,223	588,250	164,710
Exercise of stock options	106,500	206,152	–	–
Common shares issued for properties	360,000	990,000	–	–
Common shares issued for services	1,778,747	1,303,824	–	–
Tax effect of flow-through shares	–	(1,246,500)	–	–

Balance, December 31, 2006	73,475,052	59,236,406	162,876	45,604

(13)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The bought deal financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants, a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares were issued upon the exercise of stock options.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming. The Company purchased the properties for an aggregate consideration of 250,000 common shares which were valued at $515,000.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issuable. These common shares were valued at $29,000.

In November 2006, the Company issued 100,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company's Radon Springs Project in Wyoming. These common shares were valued at $446,000.

A total of 1,778,747 common shares were issued for services to directors, officers and contractors of the Company.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to the entire total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 has been recorded as a reduction of capital stock during the year.

(14)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

2005 issuances

On November 29, 2005, the Company completed its initial public offering pursuant to its final prospectus dated November 17, 2005. The Company issued 8,000,000 common shares at a price of $ 1.25 per share. Gross proceeds to the Company were $10,000,000 and the net proceeds were $8,572,451 after deducting all issue costs. Issue costs included a cash commission paid to the agents of $750,000 as well as direct legal, accounting, printing and other costs.

As additional compensation in connection with the initial public offering, the Company granted the agents non-assignable compensation options, exercisable for 24 months following the closing of the offering, to purchase that number of common shares equal to 10% of the number of common shares issued pursuant to the offering. Canaccord Capital Corporation received a corporate finance fee of 60,000 common shares, being the number of common shares equal to $75,000 at the initial offering price.

During the first quarter of 2005, the Company sold by way of private placement, common share units and flow-through common shares for gross proceeds totalling $5,980,687. A total of 6,020,208 common share units were sold for gross proceeds of $5,418,187. Each unit consisted of a common share and one common share purchase warrant exercisable at $1.20 per share until March 1, 2007. Of the gross proceeds, $1,685,658 was allocated to these warrants. Additionally, the Company sold 625,000 flow-through common shares for gross proceeds of $562,500.

During the year ended December 31, 2005, a total of 6,609,150 common shares were issued pursuant to the exercise of warrants and 1,040,263 common shares were issued pursuant to the exercise of compensation options.

During June and December of 2005, the Company issued a total of 75,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company’s Radon Springs Project in Wyoming. These common shares were valued at a total of $75,500. During August of 2005, the Company issued 100,000 common shares pursuant to the terms of the Patrician agreement. These common shares were valued at $62,000. As at December 31, 2005, the Company has reflected the cancellation of these shares. During July of 2005, the Company issued a total of 22,000 common shares pursuant to three individual agreements for the acquisition of exploration data related to Wyoming properties. These common shares were valued at a total of $13,640.

During the year ended December 31, 2005, the Company renounced flow-through share tax benefits relating to the entire total of $873,750 raised through the issuance of flow-through common shares. The tax effect of $315,000 has been recorded as a reduction of capital stock during the year.

(15)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Director, officer and contractor shares for service

The Company had approved the potential issuance of a total of 2,760,000 common shares to directors, officers and contractors of the Company to compensate for services provided to the Company under various service contracts. Vesting of the balance of 613,679 common shares issuable under these service contracts was accelerated during September of 2006. Including this final balance of contractor shares recorded during the third quarter, the Company has recorded a total of 1,478,747 common shares valued at $736,824 with respect to these service contracts during the year ended December 31, 2006. Of that total, $590,354 was charged to stock based compensation expense and $146,470 was capitalized as deferred exploration expenditures.

On May 24, 2006, the Company issued a total of 300,000 common shares for service to the President and Chief Executive Officer of the Company as a performance bonus. The issuance of these common shares was approved by the Company's shareholders on May 17, 2006. These common shares were fully vested upon issuance and were valued at $567,000. These common shares have been recorded as a stock based compensation expense in general and administrative expense.

During the year ended December 31, 2005, the Company recorded 1,108,475 vested shares having a value of $425,325. Of that total, $279,552 was charged to expense and $145,773 was capitalized as deferred exploration expenditures.

Warrants

As at December 31, 2006, the Company had a total of 162,876 (December 31, 2005 – 13,090,560) common share warrants outstanding as follows:

	Exercise
	price
Number	$	Expiry

162,876	1.20	March 1, 2007

The fair value of warrants issued has been estimated using the Black-Scholes option pricing model and this value has been presented as a separate component of shareholders' equity. As at December 31, 2006, the remaining value allocated to outstanding warrants is $45,604 (December 31, 2005 – $2,431,702). The assumptions used for the valuation of warrants are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate 4% and an expected life of the warrants of two years.

(16)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Compensation options and compensation option warrants

The Company has provided compensation options to agents who refer investors to the Company. Compensation options are exercisable into equity instruments having the same attributes as those purchased by the referred investor. As at December 31, 2006, the Company had outstanding a total of 110,346 (December 31, 2005 – 1,448,250) compensation options exercisable at $1.25 per share until November 29, 2007.

The fair value of compensation options issued has been estimated using the Black-Scholes option pricing model and this value has been presented as contributed surplus within shareholders' equity and recorded as a share issue cost. As at December 31, 2006 the balance allocated to compensation options is $74,208 (December 31, 2005 – $850,211). The assumptions used for the valuation of compensation options are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate of 4% and an expected life of the options of one to two years.

Stock options

On November 17, 2005, the Company’s Board of Directors approved an initial grant of 4,375,000 options pursuant to the Company's stock option plan (the “Plan”) to directors, officers and consultants of the Company. Initial options granted are exercisable at $1.25 per share, the initial public offering price of the Company’s common shares. These options have a five year life and expire on November 17, 2010. These stock options were determined to have a fair value at grant of $0.67 per share. Under the terms of the Company’s Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

On March 24, 2006, the Company granted 75,000 stock options exercisable at $2.01 per share. These stock options expire March 25, 2011 and vest over 18 months as described above. These stock options were determined to have a fair value at grant of $1.08 per share. On April 21, 2006, the Company granted 1,525,000 stock options exercisable at $2.35. These stock options expire April 21, 2011 and vest over 18 months as described above. These stock options were determined to have a fair value at grant of $1.27 per share. On September 26, 2006, the Company granted 435,000 stock options exercisable at $2.75. These stock options expire September 26, 2011 and vest over 18 months as described above. These stock options were determined to have a fair value at grant of $1.48 per share.

On January 12, 2006, in connection with the resignation of the Company’s former Chairman and CEO, a total of 750,000 options were forfeit. Additionally, during the year ended December 31, 2006, a total of 147,500 stock options were forfeit.

During the year ended December 31, 2006, a total of 106,500 stock options were exercised providing cash proceeds of $133,125.

(17)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted
		average
		exercise
		price
	Number	$	Expiry

Granted on November 17, 2005	4,375,000	1.25	November 17, 2010

Outstanding, December 31, 2005	4,375,000	1.25	November 17, 2010

Forfeit during 2006	(897,500)	1.25	November 17, 2010
Exercised during 2006	(106,500)	1.25	November 17, 2010
Granted on March 24, 2006	75,000	2.01	March 25, 2011
Granted on April 21, 2006	1,525,000	2.35	April 21, 2011
Granted on September 26, 2006	435,000	2.75	September 26, 2011

			November 17, 2010 to
Outstanding, December 31, 2006	5,406,000	1.69	September 26, 2011

As at December 31, 2006 outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted –		Weighted –
		average		average
Exercise		remaining		remaining
price	Number of	contractual life	Number of	contractual life
$	options	(years)	options	(years)	Expiry

1.25	3,371,000	3.9	1,793,200	3.9	November 17, 2010
2.01	75,000	4.2	40,500	4.2	March 25, 2011
2.35	1,525,000	4.3	488,000	4.3	April 21, 2011
2.75	435,000	4.7	43,500	4.7	September 26, 2011

	5,406,000	4.1	2,365,200	4.0

(18)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

As at December 31, 2006, a total of 5,406,000 stock options were outstanding with 2,365,200 options being vested with Plan participants. During the year ended December 31, 2006, the Company recorded a total of $2,348,163 related to stock option compensation. Of that total, $1,491,179 was charged to stock based compensation expense and $856,984 was capitalized as deferred exploration expenditures. This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense or as deferred exploration expenditures. This value was determined using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Expected volatility	67% – 72%	100%
Expected option life (in years)	3.5 – 4.0	2.0
Risk-free interest rate	3.96% – 4.17%	4.0%
Expected dividend yield	0%	0%

Subsequent to year end on January 3, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $4.08 per share and expire January 1, 2012. On February 19, 2007, the Company granted 600,000 stock options to a new Vice President, Mining. These stock options are exercisable at $5.03 per share and expire February 15, 2012.

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and to the fair value of stock options. Activity with respect to contributed surplus is summarized as follows:

$

Balance, December 31, 2004	243,075

Issuance of compensation options	819,297
Exercise of compensation options	(212,161)
Stock option charges	242,875

Balance, December 31, 2005	1,093,086

Exercise of compensation options	(694,436)
Stock option charges	2,348,163
Exercise of stock options	(72,822)
Expired warrants	4,350

Balance, December 31, 2006	2,678,341

(19)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

7	New Frontiers obligation / Acquisition of NFU Wyoming LLC

On June 30, 2005, under the terms of the New Frontiers Agreements the Company acquired a 100% interest in NFU Wyoming LLC, a newly formed Wyoming limited liability corporation, holding certain Wyoming properties for total consideration of US $20,000,000. The balance of the purchase price of US$15,000,000 was payable by way of promissory note. The Company has pledged its entire interest in NFU Wyoming LLC as collateral for amounts due under the promissory note. As at December 31, 2006 and 2005, the New Frontiers obligation is as follows:

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	$	$	$	$
Principal	11,663,800	10,000,000	17,487,608	15,000,000
Accrued interest	3,049,695	2,614,666	1,070,744	916,254
	14,713,495	12,614,666	18,558,352	15,916,254
Less: current portion	(5,831,900)	(5,000,000)	(5,830,000)	(5,000,000)
	8,881,595	7,614,666	12,728,352	10,916,254

The Company paid the first anniversary instalment of US $5,000,000 on June 28, 2006. Principal and interest instalments of US $5,000,000 are due on the second and third anniversaries of the closing date followed by a final payment consisting of all remaining principal and interest falling due on the fourth anniversary of the closing date. The Company can prepay the balance due and avoid or reduce interest charges. If the New Frontiers obligation remains outstanding to maturity total aggregate payments of principal and interest will be US $20,000,000. Potential payments are summarized as follows:

(20)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

		Full		Minimum
	Interest	prepayment	Scheduled	payment
Prepayment date	charge	amount	payment	required
	US $	US $	date	US $

On or after June 30, 2006 but before
June 30, 2007	1,250,000	11,250,000	June 30, 2007	5,000,000
On or after June 30, 2007 but before
June 30, 2008	1,250,000	7,500,000	June 30, 2008	5,000,000
On or after June 30, 2008 up until
June 30, 2009	2,500,000	5,000,000	June 30, 2009	5,000,000

	5,000,000			15,000,000

The purchase price of $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation is recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due including interest at maturity. The effective interest rate is 12.04%. Accrued interest accumulated from acquisition to December 31, 2006 totalling $3,004,389 (US $2,614,616) has been capitalized to Wyoming mineral property assets.

During the third and fourth quarters of 2005, the Company recorded an unrealized foreign exchange gain related to the New Frontiers obligation totalling $942,892. During the year ended December 31, 2006, an unrealized foreign exchange gain of $178,749 was recorded related to the obligation.

8	Acquisition of ISL Resources Corporation

The Company acquired all of the issued and outstanding shares of ISL Resources Corporation (“ISL”) under the terms of an October 19, 2004 acquisition agreement (the “Initial ISL Agreement”). ISL Resources Corporation is a junior exploration company which had engaged in uranium exploration in the State of Wyoming in the United States. ISL was incorporated on February 27, 1998 under the laws of the Province of Ontario and has a wholly-owned Wyoming subsidiary, ISL Wyoming Inc. After completion of the Company’s due diligence requirements, the amount of consideration and certain other terms and conditions of the Initial ISL Agreement were amended and restated by agreements finalized on April 19 and 21, 2005 (the “Amending ISL Agreements”).

(21)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Under the terms of the Initial ISL Agreement and the Amending ISL Agreements, the consideration provided for the acquisition comprised 4,350,000 common shares and 500,000 common share purchase warrants having an exercise price per share of $0.75 and expiring on December 1, 2006. The common shares were recorded at a value of $1,522,500 and the warrants were recorded at a value of $75,000. The acquisition has been accounted for as an asset purchase reflecting the impact of the Amending ISL Agreements.

The purchase price was allocated to the identifiable tangible and intangible assets acquired based on their fair market value as follows:

$

Fair value of identifiable net assets acquired
Data acquisition and related costs – Wyoming	2,520,972
Net current liabilities assumed	(15,972)
Future income tax liability	(907,500)

Consideration given – 4,350,000 common shares and 500,000
warrants	1,597,500

9	Income taxes

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective tax rate is as follows:

	Year ended December 31, 2006	Year ended December 31, 2005
	$	$

Canadian loss	(2,992,025)	(1,424,486)
United States income (loss)	(2,582,501)	422,014

Loss before income taxes	(5,574,526)	(1,002,472)

Statutory rate	36%	36%
Expected recovery of income tax	(2,007,000)	(361,000)
Effect of foreign tax rate differences	(67,000)	(20,000)
Non-deductible amounts	568,000	228,000
Unrealized foreign exchange gain	(45,000)	(339,000)
Effect of change in opening balances	(253,000)	–
Change in valuation allowance	1,290,000	215,000

Recovery of future income taxes	(514,000)	(277,000)

Significant components of the Company's future income tax assets and liabilities are as follows:

(22)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

	December 31, 2006	December 31, 2005
	$	$

Future income tax assets
Net operating loss carryforwards	2,373,000	577,000
Less: valuation allowance	(1,505,000)	(215,000)

	868,000	362,000
Future income tax liabilities
Tax effect of flow-through shares	(2,148,500)	(910,000)
Asset basis differences	(907,500)	(907,500)

Net future income tax liability	(2,188,000)	(1,455,500)

As at December 31, 2006, the Company has income tax loss carryforwards as follows:

$
Income tax loss carryforwards:
Federal (Canada) (expire 2014 – 2026)	3,019,000
Provincial (Ontario) (expire 2014 – 2026)	2,983,000
United States (expire 2015 – 2026)	3,334,000

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to a total of $3,461,750 (2005 – $873,750) raised through the issuance of flow-through common shares. The future tax liability of $1,246,500 (2005 – $315,000) arising as a result of this renouncement was partially offset by recognition of tax assets relating to accumulated operating losses. In accordance with income tax legislation for flow-through shares, the Company is required to spend the balance of $2,653,315 (2005 – $379,064) in flow-through funds raised during 2006 by December 31, 2007.

During the year ended December 31, 2006, the net future tax liability was reduced by the recognition of $514,000 (2005 – $277,000) relating to net operating losses.

(23)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

10	Related party transactions

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc., a TSX Venture Exchange listed company that is a related company. At the time of entering into the transaction, each of the directors and officers of Patrician also acted as directors and officers of the Company. On February 24, 2006, the Company and Patrician mutually agreed to cancel this arrangement (see note 5).

These transactions have taken place at the exchange amount which is the amount agreed to by each respective party.

11	Commitments

Under the terms of an operating lease for premises in Denver, Colorado the Company is committed to minimum annual lease payments as follows:

		$

Year ending December 31,	2007	110,400
	2008	9,200
	Thereafter	–

		119,600

12	Supplemental cash flow information

	2006	2005
	$	$

Cash paid for interest	–	–

Non-cash financing and investing activities:
Common shares issued for properties	990,000	75,500
Common shares issued for exploration data	–	13,640
Common shares and stock options provided for exploration
services	1,003,454	261,348
New Frontiers obligation assumed for properties acquired	–	18,430,500
Interest capitalized on New Frontiers obligation	1,933,645	1,070,744

(24)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

13	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, and the New Frontiers obligation. Unless otherwise noted, except for the New Frontiers obligation, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments, except for the New Frontiers obligation, approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

The New Frontiers obligation is denominated in United States dollars. The Company is exposed to foreign exchange risk on this liability. The Company has not entered into any foreign exchange contract to mitigate this risk. As at December 31, 2006, management believes that the fair value of the New Frontiers obligation approximates its carrying value as management believes the Company’s credit risk profile has not changed significantly since the inception of the obligation.

14	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties. The Company operates in Canada and the United States. Capital assets segmented by geographic area are as follows:

	December 31, 2006
	Canada	United States	Total
	$	$	$

Capital assets	11,258	141,058	152,316
Mineral exploration properties	251,219	30,401,186	30,652,405
Deferred exploration expenditures	3,836,360	9,716,037	13,552,397

	December 31, 2005
	Canada	United States	Total
	$	$	$

Capital assets	–	–	–
Mineral exploration properties	258,500	26,716,563	26,975,063
Deferred exploration expenditures	2,224,306	4,959,386	7,183,692

(25)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

15	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flow would have been reported as follows:

	December 31,	December 31,
	2006	2005
	$	$

Consolidated Balance Sheets
Total assets under Canadian GAAP	73,479,712	45,183,532
Adjustments under US GAAP:
Accumulated write-off of exploration expenditures (a)	(13,552,397)	(7,183,692)

Total assets under US GAAP	59,927,315	37,999,840

Total liabilities under Canadian GAAP	17,537,744	20,372,976
Adjustments under US GAAP:
Adjustment of deferred tax liability (a)(b)	(2,128,500)	(1,455,500)

Total liabilities under US GAAP	15,409,244	18,917,476

Total shareholder's equity under Canadian GAAP	55,941,968	24,810,556
Adjustments under US GAAP:
Accumulated write-off of exploration expenditures (a)	(13,552,397)	(7,183,692)
Adjustment of deferred tax liability (a)(b)	2,128,500	1,455,500

Total shareholder's equity under US GAAP	44,518,071	19,082,364

(26)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$
Consolidated Statements of Operations
Net loss for the period under Canadian GAAP	(5,060,526)	(725,472)
Adjustments under US GAAP:
Write-off of exploration expenditures (a)	(6,368,705)	(4,113,074)
Deferred tax adjustment (a)(b)	5,500	275,000

Net loss for the period under US GAAP, being comprehensive loss	(11,423,731)	(4,563,546)

Basic and diluted loss per share under US GAAP	(0.19)	(0.14)

Consolidated Statements of Cash Flow
Cash flows used in operating activities reported under Canadian GAAP	(2,987,673)	(1,703,145)
Adjustments under US GAAP:
Exploration expenditures expensed (a)	(5,115,343)	(3,792,336)

Cash flows used in operating activities under US GAAP	(8,103,016)	(5,495,481)

Cash flows provided by (used in) investing activities reported under
Canadian GAAP	3,703,902	(20,879,963)
Adjustments under US GAAP:
Exploration expenditures expensed (a)	5,115,343	3,792,336
Flow-through cash categorized as restricted cash (b)	2,274,251	(961,134)

Cash flows provided by (used in) investing activities under US GAAP	11,093,496	(18,048,761)

(a)	Exploration costs

US GAAP requires mineral property exploration costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. For US GAAP purposes, exploration costs have been expensed as incurred for all periods presented, which also results in differences under US GAAP in temporary differences for computing deferred income taxes.

(27)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

(b)	Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock. Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax liability recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued. The premium paid by the investor in excess of the fair value of non flow-through shares is recorded as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock. Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP. As at December 31, 2006, there were $2,653,315 (December 31, 2005 - $379,064) in unexpended flow-through funds.

(c)	Impact of recent United States accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

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